# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Comtech Telecommunications Corp., CIK 0000023197
CUSIP: 205826209
Title of class of securities: Common stock, par value $0.10 per share
Address of issuer's principal executive offices: 305 N 54TH STREET, CHANDLER, Arizona (AZ), 85226
Date of event which requires filing of this statement: 06/14/2026
Amends the filing with accession number 0000902664-24-000532
Filed by CIK 0002005699
Persons authorized to receive notices and communications: Mark R. Quinlan, c/o White Hat Capital Partners LP, 909 Third Avenue, 33rd Floor, New York, New York (NY), 10022, (212) 257-5940; Eleazer Klein & Tyler Carson, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, (212) 756-2000

## Reporting persons
- White Hat Strategic Partners LP (CIK 0001704697): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,987,090; sole dispositive power 0; shared dispositive power 3,987,090; aggregate amount beneficially owned 3,987,090 (9.99% of the class)
  Comment: Includes 3,739,451 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock (as defined in Item 5(a)). The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker (as defined in Item 4 below) and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement (as defined and as described in Item 4).
- White Hat SP GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 3,987,090; sole dispositive power 0; shared dispositive power 3,987,090; aggregate amount beneficially owned 3,987,090 (9.99% of the class)
  Comment: Includes 3,739,451 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- White Hat Strategic Partners II LP (CIK 0001929421): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,069,430; sole dispositive power 0; shared dispositive power 1,069,430; aggregate amount beneficially owned 1,069,430 (3.46% of the class)
  Comment: Includes 969,430 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of the shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker. The number of shares of Common Stock in rows (8), (10) and (11) and the percentage set forth in row (13) reflect the conversion in full of the Series B-3 Convertible Preferred Stock reported on this cover page, however, the ability to convert such Series B-3 Convertible Preferred Stock at any given time is subject to the Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate. In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- White Hat SP GP II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,069,430; sole dispositive power 0; shared dispositive power 1,069,430; aggregate amount beneficially owned 1,069,430 (3.46% of the class)
  Comment: Includes 969,430 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of the shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker. The number of shares of Common Stock in rows (8), (10) and (11) and the percentage set forth in row (13) reflect the conversion in full of the Series B-3 Convertible Preferred Stock reported on this cover page, however, the ability to convert such Series B-3 Convertible Preferred Stock at any given time is subject to the Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate. In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- White Hat Capital Partners LP (CIK 0002005699): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,056,520; sole dispositive power 0; shared dispositive power 5,056,520; aggregate amount beneficially owned 5,056,520 (9.99% of the class)
  Comment: Includes 4,708,881 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- David J. Chanley (CIK 0002004735): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,056,520; sole dispositive power 0; shared dispositive power 5,056,520; aggregate amount beneficially owned 5,056,520 (9.99% of the class)
  Comment: Includes 4,708,881 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- Mark R. Quinlan (CIK 0001889157): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 54,054; shared voting power 5,056,520; sole dispositive power 54,054; shared dispositive power 5,056,520; aggregate amount beneficially owned 5,110,574 (9.99% of the class)
  Comment: Includes 4,708,881 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock and 54,054 shares of Common Stock underlying restricted stock units (see Item 6 of the Schedule 13D). The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.10 per share
Name of issuer: Comtech Telecommunications Corp.
Address of issuer's principal executive offices: 305 N 54TH STREET, CHANDLER, Arizona (AZ), 85226
Comment: The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on January 24, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed by the undersigned with the Securities and Exchange Commission on June 18, 2024 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed by the undersigned with the Securities and Exchange Commission on October 18, 2024 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed by the undersigned with the Securities and Exchange Commission on March 4, 2025 ("Amendment No. 3") and Amendment No. 4 to the Original Schedule 13D filed by the undersigned with the Securities and Exchange Commission on July 23, 2025 ("Amendment No. 4") and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, the "Schedule 13D"). This Amendment No. 5 supplements Items 4, 6 and 7 and amends and restates Item 5(a)-(c) as set forth below. Unless specified otherwise, capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Amendment No. 3 to the Subordinated Credit Agreement

In connection with the entry by the Issuer, on June 14, 2026, into a Securities Purchase Agreement (the "Purchase Agreement" and the transactions contemplated by the Purchase Agreement the "Transactions"), by and among the Issuer, certain direct or indirect subsidiaries of the Issuer named therein and Wavestream Corporation, a Delaware corporation and an affiliate of Gilat Satellite Networks Ltd, a company incorporated under the laws of the State of Israel, on June 14, 2026, the Issuer entered into an Amendment No. 3 to Subordinated Credit Agreement ("Amendment No. 3 to Subordinated Credit Agreement") with the guarantors party thereto, the lenders party thereto and the Subordinated Agent, which amends that certain Subordinated Credit Agreement, dated as of October 17, 2024, among the Issuer, the guarantors party thereto, the lenders party thereto and the Subordinated Agent (as amended by that certain Waiver and Amendment No. 1, dated as of March 3, 2025, and that certain Amendment No. 2 to Subordinated Credit Agreement, dated as of July 21, 2025, the "Existing Subordinated Credit Agreement" and, as amended by the Subordinated Amendment No. 3, the "Amended Subordinated Credit Agreement").

Pursuant to Amendment No. 3 to Subordinated Credit Agreement, the Subordinated Agent (a) acknowledges that the form of, and the terms and conditions set forth in, the Purchase Agreement and certain ancillary agreements related to the Transactions are acceptable to it, (b) consents to the consummation of the Transactions, and (c) acknowledges and agrees that the Transactions shall not result in a Change of Control (as defined in the Existing Subordinated Credit Agreement). The Amendment No. 3 to Subordinated Credit Agreement further amends the Existing Subordinated Credit Agreement to, among other things, (i) suspend, until the four-quarter period ending July 31, 2027, testing of the fixed charge coverage ratio, the net leverage ratio and the minimum EBITDA covenants in the Amended Subordinated Credit Agreement, (ii) modify the calculation of the make-whole premium applicable to certain tranches of the subordinated term loans (as described in further detail below), and (iii) clarify that the advance payment made to the Issuer pursuant to the Purchase Agreement will not be required to be applied to prepay the applicable obligations in accordance with the terms of the Amended Subordinated Credit Agreement until the consummation of the Transactions.

The Amended Subordinated Credit Agreement provides that, with respect to the subordinated term loans that are subject to a make-whole amount (which have an aggregate outstanding principal amount of $65,000,000), the make-whole amount will be equal to (i) before and on April 1, 2027, the principal repayment amount multiplied by 50.0%, plus, starting on March 3, 2027, interest accrued on the principal amount outstanding at the Make-Whole Interest Rate (as defined below) and calculated as of any such date of determination; and (ii) after April 1, 2027, the principal repayment amount multiplied by 75.0% plus, starting on April 1, 2027, interest accrued on the principal amount outstanding at the Make-Whole Interest Rate (as defined below) and calculated as of any such date of determination. The Make-Whole Interest Rate is a rate equal to 16.0% per annum, which is increased by 2.0% per annum upon the occurrence and during the continuation of an event of default under the Amended Subordinated Credit Agreement.

Capitalized terms used, but not defined, in this section under the heading "Amendment No. 3 to Subordinated Credit Agreement" have the meanings set forth in the Existing Credit Agreement, the Amended Subordinated Credit Agreement or Amendment No. 3 to Subordinated Credit Agreement, as applicable.

In connection with the Amendment No. 3 to Subordinated Credit Agreement, the Issuer issued warrants (the "Lender Warrants" and together with the Preferred Warrants (as defined below), the "Warrants") to WHSP II, which entitles WHSP II to purchase from the Issuer up to 125,000 shares (the "Warrant Shares") of the Issuer's common stock, par value $0.10 per share (the "Common Stock"), at any time and from time to time from the Vesting Date (as defined below) and on or prior to the close of business on 5:00 p.m., New York, NY time, on April 17, 2032, at an exercise price of $0.10 per share, subject to certain adjustments. The Lender Warrants and the Warrant Shares will vest and become exercisable on October 17, 2026 (the "Vesting Date"); provided, however, that the Lender Warrants will not vest, and will be automatically and irrevocably forfeited and cancelled for no consideration, if, prior to the Vesting Date, the Closing Date Term Loans (as defined in the Amended Subordinated Credit Agreement) have been repaid in full, including (x) all accrued and unpaid interest on the Closing Date Term Loans and (y) the applicable make-whole amount payable in connection with such payment. In connection with the Lender Warrants, the Issuer entered into an amendment (the "Registration Rights Agreement Amendment") to that certain Registration Rights Agreement, dated as of March 3, 2025 (the "Existing Registration Rights Agreement"), by and among the Issuer and the investors parties named therein, to grant Warrant Holders certain customary registration rights with respect to the shares of Common Stock issuable upon exercise of the Lender Warrants.

The foregoing descriptions of Amendment No. 3 to Subordinated Credit Agreement, the Registration Rights Agreement Amendment and the Lender Warrants are not complete and are qualified in their entirety by the full texts of Amendment No. 3 to Subordinated Credit Agreement, the Registration Rights Agreement Amendment and the form of Lender Warrant. For further information regarding Amendment No. 3 to Subordinated Credit Agreement, the Registration Rights Agreement Amendment and the Lender Warrants, reference is made to the full texts of Amendment No. 3 to Subordinated Credit Agreement, the Registration Rights Agreement Amendment and the Lender Warrants which have been filed as Exhibit 99.19, Exhibit 99.20, and Exhibit 99.21 hereto, respectively and incorporated by reference herein.

Exchange Agreement

On June 14, 2026, the White Hat Funds entered into an Exchange Agreement (the "Exchange Agreement") with the Issuer and the other investors listed on the signature pages attached thereto (each of the White Hat Funds and such other parties, an "Investor" and collectively, the "Investors") pursuant to which the parties agreed to change certain terms of the Series B-3 Convertible Preferred Stock. The Investors agreed to, among other things, (i) consent to the Purchase Agreement, certain ancillary agreements related to the Transactions, and the consummation of the Transactions, (ii) waive any rights to repayment or repurchase of shares of Series B-3 Convertible Preferred Stock (as defined below) owned or controlled by such Investor or its related parties in connection with the Transactions, and (iii) change certain terms of the Issuer's Series B-3 Convertible Preferred Stock, par value $0.10 per share (the "Series B-3 Convertible Preferred Stock"). The changes provide that (i) the Investors may not exercise their optional repurchase right until October 31, 2029, except upon consummation of certain qualified asset sales by the Issuer or its subsidiaries or a Change of Control (as defined in the Series B-4 Certificate of Designations), and (ii) the Investors may not elect to receive dividends in cash earlier than October 31, 2028. Pursuant to the Exchange Agreement, assuming the satisfaction of the conditions to such exchange (i) WHSP will exchange, 24,576.16 shares of Series B-3 Convertible Preferred Stock outstanding for 24,576.16 shares of the Company's newly issued Series B-4 Convertible Preferred Stock, par value $0.10 per share, with an initial liquidation preference equal to the per share liquidation preference of the Series B-3 Convertible Preferred Stock as of the date of issuance (collectively, the "Series B-4 Convertible Preferred Stock") and (ii) WHSP II will exchange 6,365.08 shares of Series B-4 Convertible Preferred Stock for 6,365.08 shares of Series B-4 Convertible Preferred Stock (exchanges described in clauses (i) and (ii) above, the "Exchange"). Consummation of the Exchange and issuance of shares of Series B-4 Convertible Preferred Stock are conditioned upon the consummation of the Transactions and are expected to occur on the date of the Closing.

In connection with the Exchange Agreement, the White Hat Funds entered into a Voting Agreement, substantially consistent with existing agreements relating to the Series B-3 Convertible Preferred Stock (the "Voting Agreement"), pursuant to which the White Hat Funds agreed, among other things, subject to the qualifications and exceptions set forth in the Voting Agreements, to vote their shares of Series B-4 Convertible Preferred Stock or shares issued upon conversion of the Series B-4 Convertible Preferred Stock that exceed 3.4999% of the Company's outstanding voting power as of January 22, 2024, in the same proportion as the vote of all holders (excluding the Investors) of the Series B-4 Convertible Preferred Stock or the Common Stock, as applicable. The Voting Agreement will automatically take effect as of the Closing, and the existing voting agreement relating to the Series B-3 Convertible Preferred Stock will be automatically terminated.

Also in connection with the closing of the Exchange Agreement, the White Hat Funds entered into a Registration Rights Agreement, substantially consistent with the existing agreement relating to the Series B-3 Convertible Preferred Stock, with the Issuer and the other Investors (the "Registration Rights Agreement"), pursuant to which the Issuer granted the Investors certain customary registration rights with respect to the shares of Common Stock issued and issuable upon conversion of Series B-4 Convertible Preferred Stock and upon exercise of Warrants, including the warrants issued in substitution for the Series B-4 Convertible Preferred Stock in certain circumstances (described below). The Registration Rights Agreement will become effective automatically as of the Closing and the Existing Registration Rights Agreement will be automatically terminated.

The foregoing description of the Exchange Agreement, Voting Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Exchange Agreement, Form of Voting Agreement and Registration Rights Agreement. For further information regarding the Exchange Agreement, Form of Voting Agreement and Registration Rights Agreement, reference is made to the full texts of the Exchange Agreement, Form of Voting Agreement and Registration Rights Agreement which have been filed as Exhibit 99.22, Exhibit 99.23, and Exhibit 99.24 hereto, respectively and incorporated by reference herein.

Except for the changes described above, the powers, preferences and rights of the Series B-4 Convertible Preferred Stock are substantially similar as those of the Series B-3 Convertible Preferred Stock, including, without limitation, that the shares of Series B-4 Convertible Preferred Stock are convertible into shares of Common Stock at a conversion price of $7.99 per share of Common Stock (the same as the conversion price of the Series B-3 Convertible Preferred Stock, and subject to the same adjustments).

The foregoing descriptions of the Exchange Agreement, Series B-4 Certificate of Designations, Warrant, Voting Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entireties by reference to the full texts of the Subscription and Exchange Agreement, Series B-3 Certificate of Designations, Form of Warrant, Voting Agreement and Registration Rights Agreement. For further information regarding the Subscription and Exchange Agreement, Series B-3 Certificate of Designations, Warrant, Voting Agreement and Registration Rights Agreement reference is made to the texts of the Subscription and Exchange Agreement, Series B-3 Certificate of Designations, Form of Warrant, Form of Voting Agreement and Registration Rights Agreement, which have been filed as Exhibit 99.13 hereto, Exhibit 3.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on March 4, 2025, Exhibit 99.14, Exhibit 99.15 and Exhibit 99.16 hereto, respectively, and incorporated by reference herein.The foregoing description of the Series B-4 Convertible Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the form of Certificate of Designations of the Series B-4 Convertible Preferred Stock, which is included in the Exchange Agreement that is filed as Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed with the SEC on June 15, 2026, and incorporated herein by reference, and to the final Certificate of Designations of the Series B-4 Convertible Preferred Stock, which will be filed with a subsequent Current Report on Form 8-K.

Like the Series B-3 Convertible Preferred Stock, the Series B-4 Convertible Preferred Stock will provide for repurchase of the Series B-4 Convertible Preferred Stock at the Company's option or the holders' options upon the occurrence of specified asset sales. Upon the occurrence of such repurchases by an Investor or the Company, the Company will issue to each Investor whose shares of Series B-4 Convertible Preferred Stock were repurchased a warrant to purchase Common Stock (each, a "Preferred Warrant", collectively, the "Preferred Warrants"). A Preferred Warrant will represent the right to acquire Common Stock, as further described in the Exchange Agreement, for a term of five years and six months from the issuance of such Warrant, in the amount of (x) the aggregate Liquidation Preference of shares of Series B-4 Convertible Preferred Stock purchased by the Company divided by (y) the Conversion Price as of such Optional Repurchase Date or the Optional Call Date, subject to adjustments set forth in the Warrant, and with an initial exercise price equal to the Conversion Price as of such Optional Repurchase Date or the Optional Call Date, as applicable, in each case, subject to adjustments substantially similar to the Series B-4 Convertible Preferred Stock. Capitalized terms used but not defined in this paragraph shall have the meanings ascribed to them in the Exchange Agreement.

The foregoing description of the Preferred Warrants is not complete and is qualified in its entirety by reference to the full text of the form of the Preferred Warrant. For further information regarding the Preferred Warrants, reference is made to the full text of the form of Preferred Warrants which has been filed as Exhibit 99.25 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person, which includes accumulated dividends through March 31, 2026. The percentages used in this Schedule 13D are calculated based upon an aggregate of 29,961,431 shares of Common Stock outstanding as of June 11, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2026 filed with the SEC on June 15, 2026, and assumes the issuance of the shares of Common Stock underlying the restricted stock units held by Mr. Quinlan and the conversion of the shares of Series B-3 Convertible Preferred Stock held by the White Hat Funds, subject to the Blocker (as defined below). As used herein, "Blocker" means a provision in the Series B-3 Certificate of Designations that prohibits any holder of Series B-3 Convertible Preferred Stock and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" from beneficially owning more than 9.99% of the outstanding Common Stock at any time, determined in accordance with rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which includes accumulated dividends through March 31, 2026.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by each Reporting Person during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 of this Amendment No. 5 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.19 Amendment No. 3 to Subordinated Credit Agreement, dated as of June 14, 2026, by and among Comtech Telecommunications Corp., as borrower, the guarantors named therein, the lenders named therein, and U.S. Bank Trust Company, National Association, as agent (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on June 15, 2026).

Exhibit 99.20 First Amendment to Registration Rights Agreement, dated as of June 14, 2026, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the SEC on June 15, 2026).

Exhibit 99.21 Form of Lender Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the SEC on June 15, 2026).

Exhibit 99.22 Exchange Agreement, dated as of June 14, 2026, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.5 of the Issuer's Current Report on Form 8-K filed with the SEC on June 15, 2026).

Exhibit 99.23 Form of Voting Agreement (incorporated by reference to Exhibit 10.6 of the Issuer's Current Report on Form 8-K filed with the SEC on June 15, 2026).

Exhibit 99.24 Registration Rights Agreement, dated as of June 14, 2026, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.7 of the Issuer's Current Report on Form 8-K filed with the SEC on June 15, 2026).

Exhibit 99.25 Form of Preferred Warrant Agreement. (incorporated by reference to Exhibit 4.2 of the Issuer's Current Report on Form 8-K filed with the SEC on June 15, 2026).

## Signatures
- White Hat Strategic Partners LP: /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (06/16/2026)
- White Hat SP GP LLC: /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (06/16/2026)
- White Hat Strategic Partners II LP: /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (06/16/2026)
- White Hat SP GP II LLC: /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (06/16/2026)
- White Hat Capital Partners LP: /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (06/16/2026)
- David J. Chanley: /s/ David J. Chanley, David J. Chanley, Individually (06/16/2026)
- Mark R. Quinlan: /s/ Mark R. Quinlan, Mark R. Quinlan, Individually (06/16/2026)